

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

January 29, 2010

<u>Via U.S. mail and facsimile</u>

Mr. Kelly G. Maguire
Finance and CFO
BioFuel Energy Corp.
1600 Broadway, Suite 2200
Denver, Colorado 80202

        RE: Form 10-K for the year ended December 31, 2008
                Form 10-Q for the period ended September 30, 2009
                    File No. 1-33530

Dear Mr. Maguire:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        If you have any further questions regarding our review of your filings, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

                    Sincerely,

                    Rufus Decker
                    Accounting Branch Chief